UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Healthcare Services, Inc.

401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Danbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Philadelphia, Pennsylvania

June 15, 2009

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:
Investments, at fair value (Note 5)	$23,721,700	$31,199,453
Loans to participants	1,464,228	1,242,023

Total Investments	25,185,928	32,441,476

Contributions receivable:
Participants	14,795	21,089
Employer	34,018	21,145

Total Receivables	48,813	42,234

Total Assets	25,234,741	32,483,710

Liabilities:
Accrued expenses	10,054	51,384

Net Assets Available for Benefits at Fair Value	25,224,687	32,432,326

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	273,081	50,080

Net Assets Available for Benefits	$25,497,768	$32,482,406

The accompanying notes are an integral part of these financial statements.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Additions to (Deductions from) Net Assets
Contributions:
Participant	$3,208,022
Employer	1,911,528
Rollovers from other plans (Note 2)	220,241

Total Contributions	5,339,791

Investment income (loss):
Net depreciation in fair value of investments (Note 5)	(9,463,905)
Interest and dividends	909,414
Interest on participant loans	82,140

Net Investment Loss	(8,472,351)

Benefit payments to participants	(4,109,907)
Administrative expenses	(65,517)

(4,175,424)

Decrease in Net Assets	(7,307,984)

Transfers from other plans (Note 9)	511,398
Transfers to other plans (Note 9)	(188,052)

Net Assets Available for Benefits
Beginning of year	32,482,406

End of year	$25,497,768

The accompanying notes are an integral part of these financial statements

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Inception of the Plan

Interwest Home Medical, Inc., the predecessor company to Praxair Healthcare Services, Inc. (the “Company”), established a 401(k) Retirement Savings Plan on October 1, 1985. On July 1, 2002, that plan was adopted by the Company and renamed the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Plan”).

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information may not apply to employees covered under a bargaining unit agreement.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Administrator”). The activities of the Administrator are overseen by the Board of Directors of the Company. The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on a before-tax or after-tax basis or a combination of both. Highly compensated employees (as defined in the Code) are allowed to contribute up to 25% of their compensation, of which 15% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $15,500 in 2008 and 2007. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. For 2008, the maximum catch-up contribution amount permitted under the Code was $5,000.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee will be provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 3% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The Company makes matching contributions equal to 50% of the first 4% of compensation contributed by participants. Prior to March 31, 2007, Company matching contributions were made to participants’ accounts, in a combination of 50% Company common stock and 50% cash invested according to the participant direction. Effective March 31, 2007, the 50% of Praxair matching contributions that had been made to participants’ accounts in Company common stock began to be made in cash immediately invested in accordance with the participants’ investment directions.

In addition to the Company matching contributions described above, each pay period the Company makes a Company contribution on behalf of each eligible participant who has completed at least two years of service (as defined in the Plan) with the Company in an amount equal to 2% of the participant’s eligible compensation (as defined in the Plan) for such pay period.

Vesting

Participants are fully vested in their own contributions, Company contributions (other than Company matching contributions) and rollover contributions at all times. All participants become fully vested in Company matching contributions after completing three years of service. Unvested Company matching contributions are forfeited. Under the Plan’s provisions, forfeitures are used to offset Plan expenses or Company contributions.

Effective January 1, 2008, participants that were involuntarily terminated during the 2008 Plan year due to the elimination of the participant’s position became fully vested in Company contributions made on their behalf regardless of completed years of service.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below.

Mutual Funds

Common Trusts

Praxair Common Stock Fund

Participants may change the investment direction of their contributions and existing balances at any time.

Dividend Payout on Company Stock Funds

A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan’s provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Participants may begin receiving distributions at age 59 1/2.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2008, ranged from 3.00% to 10.00% with various dates of maturity through 2038. A loan application fee of $35 is charged to the participant’s account for each new loan.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Under the Plan’s provisions, forfeitures of non-vested participants’ Company matching contributions shall be applied at the Company’s discretion, to pay the Plan’s administrative expenses or reduce future Company contributions. Forfeited amounts of non-vested Company contributions totaled $188,052 and $106,402 in 2008 and 2007, respectively.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncement

Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines the method of determining fair value and requires additional disclosure about the use of fair value to measure assets and liabilities on a market based exit price methodology. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. See Note 6 for the required disclosures.

Payment of Benefits

Benefits are recorded when paid.

Participants’ Account Activity

Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings, which is based on the participant account balances. Participant accounts are charged for withdrawals and administrative expenses.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investment in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The Plan accounts for fully benefit-responsive investment contracts in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio II is stated at fair value in accordance with the provisions of the FSP. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Loans to participants are carried at outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note - 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$25,497,768	$32,482,406
Adjustments from fair to contract value for fully benefit-responsive contracts	(273,081)	(50,080)

Net assets available for benefits per the Form 5500	$25,224,687	$32,432,326

The following is a reconciliation of the net investment loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Total net investment loss per the financial statements	$(8,472,351)
Adjustments from fair to contract value for fully benefit-responsive contracts as of December 31, 2008	(273,081)
Adjustments from fair to contract value for fully benefit-responsive contracts as of December 31, 2007	50,080

Total net investment loss per the Form 5500	$(8,695,352)

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2008 and 2007, respectively, are noted below:

	2008	2007
Fidelity MIP II Class 3 Fund (contract value - $7,002,469 and $6,655,552, respectively)	$6,729,388	$6,605,472
Praxair Common Stock Fund	3,507,262	4,821,179
Vanguard LifeStrategy Moderate Growth Fund	2,299,992	2,057,351
MSIFT U.S. Small Cap Core Value Portfolio	1,788,326	2,542,252
Fidelity International Discovery Fund	1,528,691	2,893,770
Wellington TC Growth Portfolio	1,476,963	2,553,006
Fidelity Equity Income Fund	*	1,952,147
Spartan U.S. Equity Index Fund	*	1,870,745
Fidelity Magellan Fund	*	1,780,357

*	Not Applicable, investment amount is below five percent.

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 3% and 5% at December 31, 2008 and 2007, respectively. The average yield based on interest credited to participants was approximately 4% at December 31, 2008 and 2007.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended December 31, 2008
Common Trusts	$(1,169,763)
Praxair Common Stock Fund	(1,650,185)
Mutual Funds	(6,643,957)

$(9,463,905)

Note 6 - Fair Value Measurements

Effective January 1, 2008 the Plan adopted SFAS No. 157, Fair Value Measurements, which establishes a fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following table summarizes investment assets measured at fair value at December 31, 2008:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Assets
Mutual Funds	$11,822,457	—	—	$11,822,457
Common Trusts	—	$8,391,981	—	8,391,981
Praxair Common Stock Fund	3,507,262	—	—	3,507,262
Loans to participants	—	1,464,228	—	1,464,228

Total	$15,329,719	$9,856,209	—	$25,185,928

There are no plan liabilities that are required to be recorded at fair value at December 31, 2008.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated January 12, 2004, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 8 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Participants are charged an annual rate of 0.1% of

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2008, the difference was paid by the Company. No plan expenses were paid by the Company during the year 2008.

Note 9 - Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper as of the closing date per the financial statements. Participants who transfer between the Company and any of its affiliates during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they are employed at year-end. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $511,398 and $188,052, respectively.

Note 10 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., the Company’s parent company, therefore these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

Note 11 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, participants will become 100% vested and the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 12 - Subsequent Event

Effective May 1, 2009, the Vanguard Total Bond Market Index Fund was added to the Plan as an investment option for Plan participants. The Vanguard Total Bond Market Index Fund is an alternative to the Morgan Stanley Institutional Fund Trust (“MSIFT”) Core Plus Fixed Income Portfolio.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

EIN: 45-0467418, Plan Number: 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	**	$6,729,388
*	Praxair Common Stock Fund	Stock Fund	**	3,507,262
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	2,299,992
	MSIFT U.S. Small Cap Core Value Portfolio	Mutual Fund	**	1,788,326
*	Fidelity International Discovery Fund	Mutual Fund	**	1,528,691
	Wellington TC Growth Portfolio	Common/Collective Trust	**	1,476,963
	Spartan U.S. Equity Index Fund	Mutual Fund	**	1,237,851
*	Fidelity Equity Income Fund	Mutual Fund	**	1,135,345
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	**	1,065,499
	Columbia Acorn Fund - Class Z	Mutual Fund	**	1,019,625
*	Fidelity Magellan Fund	Mutual Fund	**	995,243
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	431,583
	Vanguard LifeStrategy Income Fund	Mutual Fund	**	320,302
	International Index Fund	Common/Collective Trust	**	185,630

				23,721,700

*	Participant Loans	Rates ranging 3% to 10%; maturities through 2038	**	1,464,228

	Total investments, at fair value			$25,185,928

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Date: June 15, 2009	By:	/s/ James S. Sawyer
James S. Sawyer, Member of the Administration and Investment Committee for the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Healthcare Services, Inc. 401 (k) Retirement Savings Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated June 15, 2009, relating to the financial statements and supplemental schedule of Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan appearing in this Form 11-K for the year ended December 31, 2008.

/s/ BDO Seidman, LLP

Philadelphia, Pennsylvania

June 15, 2009